UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WEBCO INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

947621108
(CUSIP Number)

Arnold S. Jacobs Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ]

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) F. William Weber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,136,022
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,136,022
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,022
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14		TYPE OF REPORTING PERSON IN

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martha A. Weber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,136,022
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,136,022
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,022
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%
14		TYPE OF REPORTING PERSON IN

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dana S. Weber
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, BK, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 826,502
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14		TYPE OF REPORTING PERSON IN

13D
CUSIP No. 947621108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kimberly A.W. Frank
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,017
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 405,017
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,017
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) [ ] EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14		TYPE OF REPORTING PERSON IN

Item 4 of Schedule 13D, dated March 18, 2004, is hereby amended by adding thereto the information set forth below.   The terms defined in such Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 4.  Purpose of Transaction

        On May 28, 2004, F. William Weber, Chairman of the Board and Chief Executive Officer of the Issuer, and Dana S. Weber, Vice Chairman of the Board, President and Chief Operating Officer of the Issuer, along with certain other members of management of the Issuer, proposed that the Board of Directors consider an amendment to the Issuer's certificate of incorporation.  The proposed amendment, if approved by the Issuer's Board of Directors and stockholders, would result in a reverse stock split of the Common Stock in such a ratio as to reduce the number of stockholders of record from its current level of approximately 340 to less than 300 stockholders of record.  Under this proposal, holders of less than a specified number of shares prior to the reverse stock split who would otherwise be entitled to receive fractional shares as a result of the reverse stock split, would instead receive a cash payment for those shares.  Under this proposal, the payment for the fractional shares is expected to be between $4.00 and $5.00 per pre-reverse split share.  The Issuer's Board of Directors has approved the creation of a special committee, comprised of three independent directors, to evaluate the proposed transaction.  The special committee is in the process of engaging a financial advisor to advise it concerning valuation issues relating to the reverse stock split.  The reverse stock split and the price to be paid for the fractional shares will be subject to the negotiation of definitive documents, amendment of the Issuer's current credit agreement, the special committee's deliberation and recommendation of the reverse stock split to the full Board of Directors and approval by the Issuer's Board of Directors and stockholders.  Holders of a number of shares in excess of the designated exchange ratio prior to the reverse stock split will continue to be stockholders after the reverse stock split and will not be entitled to receive any cash.

        If the reverse split is effected as proposed, the Issuer would likely have fewer than 300 stockholders of record.  If that is the case, the Issuer would deregister its Common Stock under the Securities Exchange Act of 1934, the Common Stock would no longer be traded on the American Stock Exchange, and the Issuer would cease filing periodic reports with the Securities and Exchange Commission.

        No assurance can be given that any transaction will take place on these or any other terms.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  /s/ Dana S. Weber
Dana S. Weber, for herself and as attorney-in-fact
for F. William Weber, Martha A. Weber and
Kimberly A.W. Frank

June 1, 2004